13 November 2019

Appointment of Charlotte Hogg as a Non-Executive Director

RELX PLC today announces the appointment of Charlotte Hogg as a Non-Executive Director, to be effective from 16 December 2019.

Ms. Hogg is currently Executive Vice President and Chief Executive Officer for the European operations of Visa Inc., a Board director of Visa Europe Limited and a member of Visa’s global executive committee. She is also a member of the Board of Directors of UK Finance, a trade association for the UK banking and financial services sector. Prior roles include chief operating officer at the Bank of England, Head of Retail for Santander UK, Managing Director, UK and Ireland, for Experian plc, senior roles at Morgan Stanley in New York and London and Principal, McKinsey & Company in Washington, DC.

Commenting on Ms Hogg’s appointment, Sir Anthony Habgood, Chairman said:

“I would like to welcome Charlotte to RELX. She brings considerable relevant strategic and operational experience acquired from her current and previous roles. Her deep understanding of the financial services sector, her exposure to working with big data technologies and her experience as a member of the Finance Committee at Oxford University Press are particularly pertinent to our business.  We look forward to her joining the Board and to benefitting from her perspective and experience.’’

There are no additional details to disclose under Listing Rule 9.6.13R (1) to (6) in respect of the appointment of Ms. Hogg.

RELX is a global provider of information-based analytics and decision tools for professional and business customers. The Group serves customers in more than 180 countries and has offices in about 40 countries. It employs over 30,000 people of whom almost half are in North America. The shares of RELX PLC, the parent company, are traded on the London, Amsterdam and New York stock exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RELX. The market capitalisation is approximately £36bn/€42bn/$46bn.

-ENDS-

ENQUIRIES:

Colin Tennant (Investors)

+44 (0)20 7166 5751

Paul Abrahams (Media)

+44 (0)20 7166 5724